UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

May 1, 2018

(Date of Report (Date of earliest event reported))

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

On May 1, 2018, we directly acquired ownership of a “majority-owned subsidiary”, TQ – UWS Holdings, LLC (“RSE GJ Controlled Subsidiary”) in which we have the right to receive a preferred economic return. At closing $100 was transferred with a deferred equity commitment of $4,999,900 (the “RSE GJ Controlled Subsidiary Investment”). The RSE GJ Controlled Subsidiary is expected to use the proceeds to develop a single stabilized multifamily property totaling 271 units located at 2048 Bolton Dr NW, Atlanta, GA 30318 (the “RSE GJ Property”). The RSE GJ Controlled Subsidiary is anticipating redeeming the RSE GJ Controlled Subsidiary Investment via sale or refinance by May 1, 2023. The RSE GJ Controlled Subsidiary Investment was funded with proceeds from our Offering.

The RSE GJ Controlled Subsidiary is managed by GJ Enterprises (“GJ”). GJ is an active developer focused on Georgia and the Southeast. GJ focuses on apartment, townhome and single-family communities. GJ has also completed office developments in Valdosta and Savannah for the FBI. GJ is a small firm, and as a result typically focuses on a single development project at a time prior to commencement of subsequent projects. GJ’s most recent development projects, One White Oak in Cumming, GA and Magnolia Preserve in Dothan, AL have delivered within the last three years. GJ sold Magnolia Preserve in Q1 2016 upon stabilization, achieving a 39% IRR, and is preparing to take One White Oak to market as it exits lease-up in Q1 2018. GJ has deployed between $50 million and $250 million of capital in prior projects.

Pursuant to the agreements governing the RSE GJ Controlled Subsidiary Investment (the “RSE GJ Operative Agreements”), our consent is required for all major decisions regarding the RSE GJ Property. In addition, pursuant to the RSE GJ Operative Agreements we are entitled to receive a minimum 11.50% accrued return per annum on our RSE GJ Controlled Subsidiary Investment. In addition, an affiliate of our sponsor earned an origination fee of 1.5% of the RSE GJ Controlled Subsidiary Investment.

The RSE GJ Controlled Subsidiary is expected to redeem our RSE GJ Controlled Subsidiary Investment by May 1, 2023 (the “RSE GJ Redemption Date”). In the event that the RSE GJ Controlled Subsidiary Investment is not redeemed by the RSE GJ Redemption Date or is not extended by the RSE GJ Redemption Date, pursuant to the RSE GJ Operative Agreements, we have the right, in our discretion, to force the sale of the RSE GJ Property outright. The RSE GJ Controlled Subsidiary may redeem our RSE GJ Controlled Subsidiary Investment in whole or in part without penalty during the term of the RSE GJ Controlled Subsidiary Investment.

Simultaneous with the RSE GJ Controlled Subsidiary Investment, senior financing was provided through a $32,800,000 senior secured loan from Ameris Bank (the “RSE GJ Senior Loan”). The loan features a 60-month term with a maturity date of May 1, 2023 and 36-months interest-only at a floating rate of 1-month LIBOR + 2.80%. Upon the expiration of the interest-only period, the RSE GJ Senior Loan shall convert to a fixed rate for the remaining two years at a rate of two-year treasury + 2.85%. There are no extension options on the RSE GJ Senior Loan. Aggregate with the RSE GJ Senior Loan, the RSE GJ Controlled Subsidiary Investment features a LTC of 80.7%, based on a $46,822,470 construction budget, with approximately $9.0 million of equity junior to the RSE GJ Controlled Subsidiary Investment once fully funded. The combined LTC ratio is the amount of the RSE GJ Senior Loan plus the amount of the RSE GJ Controlled Subsidiary Investment, divided by the total projected construction budget of the RSE GJ Property. LTC, or loan-to-cost ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated construction cost to build the property. We generally use LTC for ground up development properties. There can be no assurance that the anticipated completion cost will be achieved.

The property will consist of five (5) four and five-story mid-rise style apartment buildings situated on 11.32 acres and will include 227,176 square feet of rentable area. The units are divided between studio, one-bedroom, two-bedroom, and three-bedroom units. The property is expected to be class A where each unit will feature a full stainless-steel appliance package including a range/oven, built in microwave with vent hood, dishwasher, garbage disposal, refrigerator, wood cabinets with quartz countertops and subway tile backsplash, and plank vinyl flooring. All units are also anticipated to have washer/ dryers and either a private patio or balcony.

The Atlanta-Sandy Springs-Roswell MSA ("Atlanta MSA") has experienced a tremendous increase in population over the past several years. Between 2010 and 2017, the MSA's population grew 1.5% annually, nearly twice the national average of 0.8%. Population growth is expected to continue at annual rate of 1.4% through 2022. The Atlanta MSA has also matched or outperformed the national unemployment rate for the last five years. Between 2016 and 2017 employment grew by 3.1% in the MSA. As of March 20, 2018 unemployment was 4.3% in the Atlanta area compared to the national average of 4.5%.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated December 26, 2017, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: May 7, 2018